UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.429.144/0001-93
Corporate Registry ID (NIRE) 35300186133

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

Pursuant to Article 124 of Law 6,404/76, we hereby call the shareholders of CPFL Energia S.A. (“Company”) to attend the Extraordinary General Meeting to be held on December 18, 2007, at 10 A.M. at the Company’s headquarters, at Rua Gomes de Carvalho, 1510, 14° andar, conjunto 1402, Vila Olímpia, in the City of São Paulo, State of São Paulo to resolve on the following agenda:

(1) review, discuss and approve the Private Instrument of Protocol and Justification of Merger of Shares held by Rio Grande Energia S.A. in CPFL Energia S.A. (“Protocol and Justification of Merger of Shares”), executed on November 07, 2007 by the Company’s and Rio Grande Energia S.A.’s managers;

(2) confirm appointment of the specialized company Hirashima & Associados Ltda. to prepare the economic appraisal reports of shares and shareholders’ equity at the Company’s and Rio Grande Energia S.A. market value;

(3) review and approve the Company’s and Rio Grande Energia S.A.’s appraisal reports mentioned in item (2) above;

(4) approve and declare finalized the merger of all shares issued by Rio Grande Energia S.A. by the Company, pursuant to Protocol and Justification of Merger of Shares, as well as authorize the Company’s management to perform all acts supplementary to said merger; and

(5) approve the Company’s capital increase in view of merger of shares mentioned above, under the Protocol and Justification of Merger of Shares, as well as to approve the amendment to Article 5 of the Company’s Bylaws arising therefrom.

General Instructions:

1.	The documents related to the agenda to be resolved on the Extraordinary General Meeting shall be available to the shareholders at the Company’s headquarters as of the date hereof.

2.
Should any shareholder wish to be represented by proxy appointed pursuant to paragraph 1 of Article 126 of Law 6,404/76, he/she shall file the respective proxy at the Company’s headquarters within up to 24 hours in advance of the Extraordinary General Meeting.

São Paulo, November 08, 2007.

Luiz Anibal de Lima Fernandes
Board of Directors’ Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.